PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON 2009 U.S. INCOME TAX REPORTING

Calgary, Alberta – February 25, 2010. (TSX – PMT.UN) The following information is being provided to assist U.S. individual Unitholders of Paramount Energy Trust (“PET”) in reporting distributions received from PET during 2009 on their Internal Revenue Service (“IRS”) Form 1040, “U.S. Individual Income Tax Return” (“Form 1040”).

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of PET Trust Units.  Holders or potential holders of PET Trust Units should consult their own legal and tax advisors as to their particular tax consequences of holding PET Trust Units.

Qualified Dividends

In consultation with its U.S. tax advisors, PET believes that its Trust Units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. Unitholders should be “qualified dividends” for U.S. federal income tax purposes.  As such, the portion of the distributions made during 2009 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains.  However, the individual taxpayer’s situation must be considered before making this determination.

PET has not received an IRS letter, ruling or a tax opinion from its tax advisors on these matters.

Trust Units Held Outside a Qualified Retirement Plan

With respect to cash distributions paid during the year in 2009 to U.S. individual Unitholders, the full amount should be reported as “qualified dividends”.

The distributions treated as "qualified dividends” should be reported on Line 9b Form 1040, unless the fact situation of the U.S. individual Unitholders determines otherwise.  Commentary on page 22 of the Form 1040 Instruction Booklet for 2009 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends".  Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B – Part II – Ordinary Dividends and Line 9a of Form 1040.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.

The amount included on Box 6 of the Form 1099 - DIV representing the amount of foreign tax paid (Canadian withholding tax) should be reported on Line 47 of their U.S. Form 1040 and if required on Form 1116 “Foreign Tax Credit (Individual, Estate, or Trust)”. Information regarding the amount of Canadian tax withheld in 2009 should be available from your stockbroker or other intermediary and is not available from PET.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in PET’s Trust Units, in accordance with this information and subject to advice from their tax advisors.  U.S. individual Unitholders who hold their PET Trust Units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary.  We expect that the stockbroker or other intermediary will issue a Form 1099–DIV, “Dividends and Distributions” or a substitute form developed by the stockbroker or other intermediary.  PET is not required to furnish such Unitholders with Form 1099-DIV.  Information on the Forms 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons.  Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.  Brokers and/or intermediaries may or may not be required to issue amended Forms 1099-DIV.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where PET Trust Units are held within a qualified retirement plan.

2009 Summary of U.S. Tax Information

The following schedule summarizes, on a per Trust Unit basis, the U.S. tax treatment of monthly cash distributions paid by PET (prior to Canadian withholding tax) for the period January 1st to December 31st, 2009. The amounts are expressed in $ U.S. converted on the date of payment.

2009 CASH DISTRIBUTION INFORMATION
FOR U.S. UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($ Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)
Dec 31, 2008	Jan 15, 2009	0.10	0.8259684	0.0826	0.083
Jan 31, 2009	Feb 15, 2009	0.07	0.8061916	0.0564	0.057
Feb 29, 2009	Mar 17, 2009	0.07	0.7757952	0.0543	0.055
Mar 31, 2009	April 15, 2009	0.05	0.7757952	0.0388	0.039
April 30, 2009	May 15, 2009	0.05	0.7909515	0.0395	0.040
May 30, 2009	June 16, 2009	0.05	0.8423181	0.0421	0.042
June 30, 2009	July 15, 2009	0.05	0.919794	0.0460	0.046
July 31, 2009	Aug 15, 2009	0.05	0.8617718	0.0431	0.043
Aug 29, 2009	Sept 15, 2009	0.05	0.9358039	0.0468	0.047
Sept 30, 2009	Oct 15, 2009	0.05	0.9065361	0.0453	0.046
Oct 31, 2009	Nov 17, 2009	0.05	0.9281604	0.0464	0.047
Nov 28, 2009	Dec 15, 2009	0.05	0.9308387	0.0465	0.047

TOTAL		0.69		0.588	0.590(2)

(1)

Bank of Canada noon rate on date of payment

(2)

Columns may not add due to rounding

Forward-looking Information

Certain information regarding the tax treatment of distributions paid to Unitholders may constitute forward-looking statements under applicable securities law.  Various assumptions were used in drawing the conclusions contained in the forward-looking information contained in this press release, which assumptions are based on management experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above   Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, PMT.DB.A”, “PMT.DB.C”, and “PMT.DB.D” respectively.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue S.W. Calgary, AB  T2P 3H5

Telephone:  (403) 269-4400      Fax:  (403) 269-4444      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue M. Showers, Investor Relations & Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.